UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

METEN EDTECHX EDUCATION GROUP LTD.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE ORDINARY SHARES
(Title of Class of Securities)

28138X103
(CUSIP Number of Ordinary Shares Underlying Warrants)

c/o Meten International Education Group
3rd Floor, Tower A, Tagen Knowledge & Innovation Center
2nd Shenyun West Road, Nanshan District
Shenzhen, Guangdong Province 518045
The People’s Republic of China
+86 755 8294 5250
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person)

WITH A COPY TO:

Ning Zhang, Esq.
Yile Gao, Esq.
Morgan, Lewis & Bockius LLP
c/o Suites 1902-09, 19th Floor
Edinburgh Tower, The Landmark
15 Queen’s Road Central
Hong Kong
+852 3551 8500

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee (1)(2)(3)
$35,192,850	$3,839.54

(1)	Estimated for purposes of calculating the amount of the filing fee only for an offer to exercise warrants to purchase an aggregate of 12,705,000 ordinary shares (the “Offer to Exercise”), representing warrants issued in the Company’s business combination (the “Business Combination”), each with an exercise price of $11.50 per share. The transaction value is calculated pursuant to Rule 0-11 using $2.77 per ordinary share, which represents the average of the high and low sales price of the ordinary shares on December 1, 2020, as reported by the Nasdaq Capital Market.

(2)	Calculated by multiplying the transaction value by 0.0001091.

(3)	Previously paid.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,839.54	Filing Party: Meten EdtechX Education Group Ltd.
Form or Registration Number: SC TO-I	Date Filed: December 7, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed by Meten EdtechX Education Group Ltd. (the “Company”) with the Securities and Exchange Commission (the “SEC”) on December 7, 2020, as amended and supplemented by Amendment No. 1 to Schedule TO on December 16, 2020 (the “Schedule TO”), in connection with the Company’s offer to the holders of outstanding warrants to purchase 12,705,000 ordinary shares, US$0.0001 par value (the “Ordinary Shares”) issued in the Company’s business combination (“Business Combination”) which led to it becoming a public company, each with an exercise price of $11.50 per share, and any subsequently issued warrants with identical terms and conditions (collectively, the “Warrants”), the opportunity to exercise the Warrants at a temporarily reduced exercise price of $1.40 per Ordinary Share, upon the terms and subject to the conditions set forth in the Offer to Exercise Warrants to Purchase Ordinary Shares, dated December 7, 2020 and filed as Exhibit (a)(1)(B) to this Schedule TO (the “Original Offer to Exercise”), as supplemented by the Supplement to Offer to Exercise Warrants to Purchase Ordinary Shares, dated December 16, 2020 and filed as Exhibit (a)(1)(H) to the Schedule TO (the “Supplement,” and the Original Offer to Exercise, as supplement by the Supplement, the “Offer to Exercise”).

Only those items reported in this Amendment No. 2 are amended or supplemented. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Exercise, as supplemented by the Supplement, and the related Election to Participate and Exercise Warrants remains unchanged. This Amendment No. 2 should be read in conjunction with the Schedule TO, the Offer to Exercise, as supplemented by the Supplement, and the related Election to Participate and Exercise Warrants, as the same may be further amended or supplemented hereafter and filed with the SEC.

Capitalized terms used and not defined herein have the meanings assigned to such terms in the Offer to Exercise.

ITEMS 1 TO 11.

Items 1 through 11 of the Schedule TO, to the extent they incorporated by reference information contained in the Offer to Exercise, are hereby amended as follows:

Paragraph (b) under Item 2 of Schedule TO is hereby amended and restated as follows:

(b) As of November 30, 2020, the Company had outstanding warrants to purchase 12,705,000 ordinary shares, US$0.0001 par value (the “Ordinary Shares”) issued in the Company’s business combination (“Business Combination”) which led to it becoming a public company, each with an exercise price of $11.50 per share, and any subsequently issued warrants with identical terms and conditions (collectively, the “Warrants”). In connection with the Business Combination, the Company issued both registered warrants (the “IPO Warrants”) and private warrants (the “Placement Warrants”). The Placement Warrants were issued in the same form as the IPO Warrants but they are not redeemable by the Company and may be exercised for cash or on a cashless basis. Following the Business Combination the Company issued 600,000 warrants with identical terms and conditions to the IPO Warrants (the “Post-Merger Warrants”) in a private placement. Pursuant to the Offer to Exercise, the Company is exercising its discretion in accordance with the warrant agreement that governs the Warrants (the “Warrant Agreement”) to temporarily reduce the exercise price of the Warrants from $11.50 per share to $1.40 per share of Ordinary Shares, on the terms and conditions set forth in the Offer to Exercise. At the time of initial filing, there was a sixty-five percent (65%) minimum participation requirement with respect to the Offer to Exercise (the “Participation Requirement”). On December 28, 2020, the Company waived the Participation Requirement.

The following paragraph is hereby added as paragraph (v) of the “Summary of Terms” under “Conditions” on page 3 of the Offer to Exercise:

“One of the conditions to the Offer to Exercise provides that we will not be required to accept for exercise, or to issue Ordinary Shares for any Warrants at the reduced exercise price if less than sixty-five percent (65%) of the outstanding Warrants are tendered prior to the Expiration Date. On December 28, 2020, this condition was waived by the Company.”

The following paragraph is hereby added as paragraph (v) of “Section 6. Conditions to the Offer to Exercise” on page 56 of the Offer to Exercise:

“One of the conditions to the Offer to Exercise provides that we will not be required to accept for exercise, or to issue Ordinary Shares for any Warrants at the reduced exercise price if less than sixty-five percent (65%) of the outstanding Warrants are tendered prior to the Expiration Date. On December 28, 2020, this condition was waived by the Company.”

Filed with this Amendment No. 2 to the Schedule TO as Exhibit (a)(5)(D) is the press release issued by the Company on December 28, 2020 announcing the waiver of the condition to the Offer to Exercise described above.

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended by adding the following exhibit:

(a)(5)(D)	Press release dated December 28, 2020

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated December 28, 2020	METEN EDTECHX EDUCATION GROUP LTD.

	By:	/s/ Siguang Peng
	Name:	Siguang Peng
	Title:	Chief Executive Officer

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